Exhibit 99.1

Ballard Reports Q2 2025 Results

VANCOUVER, BC, Aug. 11, 2025 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced consolidated financial results for the second quarter ended June 30, 2025. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

•	Ballard initiated a strategic realignment to achieve positive cash flow by year-end 2027 and included actions to reduce annualized operating costs by ~30% relative to the first half of 2025.
•	Revenue of $17.8 million, up 11% YoY and gross margin of (8%), a 24 point increase YoY.
•	27% reduction in Cash Operating Costs[1] due to 2024 restructuring actions and 19% reduction in Total Operating Expenses[2] driven primarily by 2024 restructuring actions, partially offset by initial restructuring costs related to the July restructuring.
•	Q2 ended with $550.0 million in cash and cash equivalents.

"We have made progress with respect to improving our financial performance and with our recently announced strategic realignment we have established a core goal to achieve positive cash flow by year-end 2027" said Marty Neese Ballard's newly appointed President and CEO. "Our focus needs to be on real, near-term opportunities where Ballard delivers clear value along with a sustainable business model that emphasizes operational excellence and cost discipline."

"The restructuring plan, announced in July, aims to reduce Ballard's annualized operating costs by approximately 30%, a majority of which will be driven by an immediate reduction in workforce," continued Mr. Neese. "The plan also includes product portfolio simplification focusing on our strongest products and continued product cost reduction activities. This, along with more rigorous value-based pricing strategies, will support margin expansion. We will continue to limit capital expenditure and closely manage our cash to support our balance sheet. We expect majority of restructuring charges to be recognized in the third quarter, and the full benefit of reduced operating expenses in 2026."

"Though the macro landscape continues to be dynamic, deliveries to our bus and rail customers remained on pace, driving year-over-year revenue growth of 11%.  We continue to make meaningful progress on Project Forge, our high volume bi-polar plate line, and a key product cost reduction initiative. Even as Q2 order intake was challenged, we secured new orders, including one of the largest marine orders on record to eCap and Samskip that was announced after the quarter end."

Mr. Neese concluded, "We continue to believe in the necessary role of hydrogen and fuel cells to decarbonize select heavy mobility and stationary power applications and we have taken action to continue our leadership position in this space. With $550 million in cash, no bank debt and no financing requirement for the foreseeable future, we are well positioned to reliably serve our customers over the long term as we move forward on our mission."

Q2 2025 Financial Highlights
(all comparisons are to Q2 2024 unless otherwise noted)

•	Total revenue was $17.8 million in the quarter, up 11% year-over-year.
•	Heavy Duty Mobility revenue of $16.1 million, 22% higher year-over-year, driven by bus and rail deliveries to North American and European customers.
•	Gross margin was (8%) in the quarter, an improvement of 24-points year-over-year, due to lower manufacturing overhead costs from restructuring actions taken in 2024 and a net reduction in onerous contract provisions.
•	Total Operating Expenses[2] were $31.7 million, a decrease of 12%, as a result of our reduced global operating cost structure from our 2024 restructuring activities and includes $6.3 million in restructuring and other charges incurred in the quarter. Excluding these charges, Total Operating Expenses[2] decreased by 30% year-over-year. Cash Operating Costs[1] were $22.7 million, a decrease of 27%, also driven by the 2024 restructuring.
•	Total Cash Used by Operating Activities was $20.3 million, compared to $35.1 million in the prior year. Cash and cash equivalents were $550.0 million at the end of Q2 2025, compared to $678.0 million in the prior year.
•	Adjusted EBITDA[1] was ($30.6) million, compared to ($35.4) million in Q2 2024, driven primarily by the improvement in gross margin, and by lower Cash Operating Costs. These improvements were partially offset by higher restructuring and related expenses and higher impairment losses on trade receivables.
•	Order Backlog at the end of Q2 2025 was $146.2 million, a decrease of 7% compared to the end of Q1 2025 as the result of soft order intake of $8.3 million and removal of certain high-risk orders.
•	The 12-month Orderbook was $84.3 million at end-Q2, a decrease of $8.0 million or 9% from the end of Q1 2025.

Order Backlog ($M)	Order Backlog at End-Q1 2025	Orders Received in Q2 2025	Orders Removed or Adjusted in Q2 2025	Orders Delivered in Q2 2025	Order Backlog at End-Q2 2025
Total Fuel Cell Products & Services	$158.0	$8.3	$2.2	$17.8	$146.2

2025 Outlook

Consistent with our past practice, and in view of the early stage of hydrogen fuel cell market development, specific revenue and net income (loss) guidance for 2025 is not provided. We expect revenue in 2025 will be back-half weighted. Restructuring actions taken in July 2025 may result in revisions to our guidance ranges to be updated at a future date. At this time, Total Operating Expense2, excluding restructuring charges, and Capital Expenditure3 are expected to be at the low end of their respective guidance ranges. With restructuring charges included, Total Operating Expense2 is expected to be at the high end of the guidance range. Total Operating Expense2 and Capital Expenditure3 guidance ranges for 2025 are as follows:

2025	Guidance
Total Operating Expense[3]	$100 - $120 million
Capital Expenditure[3]	$15 - $25 million

Q2 2025 Financial Summary

(Millions of U.S. dollars)	Three months ended June 30
	2025	2024	% Change
REVENUE
Fuel Cell Products & Services:4
Heavy-Duty Mobility	$16.1	$13.2	22%
Bus	$8.8	$11.0	(20%)
Truck	$0.1	$1.7	(95%)
Rail	$7.2	$0.0	179025%
Marine	$0.0	$0.5	(94%)
Stationary	$0.5	$1.7	(67%)
Emerging and Other Markets	$1.2	$1.2	2%
Total Fuel Cell Products & Services Revenue	$17.8	$16.0	11%
PROFITABILITY
Gross Margin $	($1.5)	($5.1)	71%
Gross Margin %	(8%)	(32%)	24pts
Total Operating Expenses[2]	$31.7	$36.2	(12%)
Cash Operating Costs1	$22.7	$30.9	(27%)
Equity loss in JV & Associates	($0.4)	($0.5)	20%
Adjusted EBITDA1	($30.6)	($35.4)	13%
Net Loss from Continuing Operations	($24.3)	($31.5)	23%
Loss Per Share from Continuing Operations	($0.08)	($0.11)	23%
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Loss	($20.8)	($25.5)	18%
Working Capital Changes	0.5	($9.6)	105%
Cash used by Operating Activities	($20.3)	($35.1)	42%
Cash and cash equivalents	$550.0	$678.0	(19%)

For a more detailed discussion of Ballard Power Systems' first second 2025 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedarplus.ca and www.sec.gov/edgar.shtml.

Ballard today also announced a change to its Board of Directors, with Yingbo Wang stepping down and Huajie Wang appointed as a Weichai nominee director. The Board thanked Yingbo for his valuable contributions and welcomed Huajie, who will bring extensive experience and strategic insight to the Board.

Conference Call
Ballard will hold a conference call on Monday August 11, 2025 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review first quarter 2025 operating results. The live call can be accessed by dialing +1-833-821-2814 (Canada/US toll free). Alternatively, a live audio and webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero- emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
Some of the statements contained in this release are forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements concerning the markets for our products, Order Backlog, expected revenues, gross margins, operating expenses, capital expenditures, corporate development activities, and impacts of investments in manufacturing and R&D capabilities and cost reduction initiatives. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond Ballard's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, market demand and financing needs. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, level of achievement of our business plans, achieving and sustaining profitability, changes that affect how long our cash reserves will last and the timing of, and ability to obtain, required regulatory approvals. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements represent Ballard's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Sumit Kundu - Investor Relations, +1.604.453.3517 or investors@ballard.com

Endnotes

[1] Note that Cash Operating Costs, EBITDA, and Adjusted EBITDA are non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, and Adjusted EBITDA assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, and Adjusted EBITDA to the Consolidated Financial Statements, please refer to the tables below.

Cash Operating Costs measures total operating expenses excluding stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition related costs, the impact of unrealized gains or losses on foreign exchange contracts, and financing charges. EBITDA measures net loss excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains or losses on foreign exchange contracts.

[2] Total Operating Expenses refer to the measure reported in accordance with IFRS.

[3] Capital Expenditure is defined as Additions to property, plant and equipment and Investment in other intangible assets as disclosed in the Consolidated Statements of Cash Flows.

[4] We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale of PEM fuel cell products and services for a variety of applications including Heavy-Duty Mobility (consisting of bus, truck, rail, and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after sales services and training, are included in each of the respective markets.

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Cash Operating Costs	2025	2024	$ Change
Total Operating Expenses	$ 31,705	$ 36,228	$ (4,523)
Stock-based compensation expense	(2,289)	(2,568)	279
Impairment recovery (losses) on trade receivables	(491)	(21)	(470)
Acquisition related costs	-	-	-
Restructuring and related (costs) recovery	(5,851)	(161)	(5,690)
Impact of unrealized gains (losses) on foreign exchange contracts	249	(126)	375
Depreciation and amortization	(659)	(2,436)	1,777
Cash Operating Costs	$ 22,664	$ 30,916	$ (8,252)

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
EBITDA and Adjusted EBITDA	2025	2024	$ Change
Net loss from continuing operations	$ (24,280)	$ (31,463)	$ 7,183
Depreciation and amortization	963	3,749	(2,786)
Finance expense	495	590	(95)
Income taxes (recovery)	24	68	(44)
EBITDA	$ (22,798)	$ (27,056)	$ 4,258
Stock-based compensation expense	2,289	2,568	(279)
Acquisition related costs	-	-	-
Finance and other (income) loss	(10,819)	(11,015)	196
Impairment charge on property, plant and equipment	939	-	939
Gain on sale of property, plant and equipment	(3)	-	(3)
Impact of unrealized (gains) losses on foreign exchange contracts	(249)	126	(375)
Adjusted EBITDA	$ (30,641)	$ (35,377)	$ 4,736

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 07:30e 11-AUG-25